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                                                                    EXHIBIT 12.2

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                     Years Ended December 31,
                                                -------------------------------------------------------------   Six Months Ended
                                                   1996           1997         1998        1999        2000       June 30, 2001
                                                ---------      ---------     -------     -------     --------   ----------------
                                                                                                       (dollars in thousands)
Fixed Charges:
   Interest expense on indebtedness             $  15,996      $  14,685     $ 6,857     $ 5,556     $ 14,773        $ 15,284
   Interest expense on portion of rent
      expense representative of interest              435            394         340         366          350             183

   Total Fixed Charges                          $  16,431      $  15,079     $ 7,197     $ 5,922     $ 15,123        $ 15,467

Earnings (Loss):
   Net income (loss) before provision
      income taxes and minority interest        $(189,389)     $(160,544)    $34,876     $84,735     $152,981         158,193

   Fixed charges per above                         16,431         15,079       7,197       5,922       15,123          15,467

   Total earnings (loss)                        $(172,958)     $(145,465)    $42,073     $90,657     $168,104        $173,660

Ratio of earnings to fixed charges                  (10.5)          (9.7)        5.9        15.3         11.1            11.2

Coverage deficiency                             $(189,389)     $(160,544)         --          --           --              --
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